DEREK ADVISES OF THE RESIGNATION OF A DIRECTOR

January 4, 2006

Derek Oil and Gas Corporation (the “Company”) wishes to advise that Mr. Patrick Boswell has resigned as a director of the Company, effective December 31, 2005.

Mr. Boswell has been a director of the Company since December, 2002.  Mr. Boswell, a native of Calgary, Alberta, has thirty years of experience in the oil and gas industry is currently the President and CEO of International Frontier Resources  Corporation. Mr. Boswell relates that his present duties with International Frontier Resources Corporation do not allow him time to make a meaningful contribution to Derek Oil & Gas Corporation.

The executive and board of Derek Oil & Gas Corporation would like to thank Mr. Boswell for his contributions to the Company and would like to wish him well in all of his future endeavours.

DEREK OIL & GAS CORPORATION

“Barry C.J. Ehrl”______________

Barry C.J. Ehrl, President, C.E.O. & Director

For further information please contact Investor Relations 1-888-756-0066 or (604) 331-1757

Website: http://www.derekoilandgas.com/

Corporate E-Mail: info@derekoilandgas.com

Investor Relations E-Mail: erica@derekoilandgas.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This document includes forward- looking statements.  Forward-looking statements include, but are not limited to, the continued advancement of Derek Oil and Gas’s LAK Ranch project. In this document, the words “potential”, “plan”, ”could”, ”estimate”, ”estimate”, ”expect”, “intend”, “may”, “should”, and similar expressions are intended to be among the statements that identify forward-looking statements.  Although Derek believes that their expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements.  Important factors that could cause actual results to differ from these forward-looking statements include the potential that Derek’s LAK Ranch project will experience technological and mechanical problems, geological conditions in the reservoir may not result in commercial levels of oil and gas production, and other risks disclosed in our Form 20-F filed with the U.S. Securities and Exchange Commission.

Cautionary Note to U.S. Investors:  Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30072, available from us at Suite 1550, 355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8.  You can also obtain this Form 20-F from the SEC by calling 1-800-732-0330 or you may find it online at www.sec.gov or at www.sedar.com where it is filed as the Company’s Annual Information Form.

Suite 1201, 1111 West Hastings Street, Vancouver, BC, V6E 2J3, Canada

Toll Free:  1-888-756-0066

Tel.:  604-331-1757 ▪ Fax: 604-669-5193

Email:  www.info@derekoilandgas.com

 Website:  www.derekoilandgas.com